March 28, 2007

Ms. Donna Levy
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street
Washington, D.C. 20549

                          Olympus Pacific Minerals Inc.
              Registration Statement on Form 20-F - Amended Filing
                              SEC File No. 0-52324

Dear Ms. Levy:

      On behalf of Olympus Pacific Minerals Inc. (the "Company"), we enclose four (4) copies of Amendment No. l to the Company's Registration Statement on
Form 20-F, dated March 28, 2007 ("Amendment"), including the exhibits, marked to show the changes from the original submission.

      Responses to the comments to the Staff's December 14, 2006 comment letter
("Comment Letter") are located as follows:

General

1.    The Form 20-F registration statement will become automatically effective
      60 days from the date of the first filing, or January 15, 2006. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared all comments. As this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form.

Reponse: We are filing an Amended Form 20-F as discussed with Donna Levy.

                                                                               1

2.    You will expedite the review process if you address each portion of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes.
      Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.

Response: Done.

3.    We note that you completed private placements in 2003, 2004, 2005 and earlier in 2006. Disclose where you conducted the private placements. If in the U.S., disclose the exemption from registration upon which you relied and the facts that made the exemptions available.

Response: Refer to Item 4.A, sentence added above Table 4 and Item 10.A, table
      11, added footnote 4.

Identity of Director Senior Management and Advisors
      Directors and Senior Management, page 5

4.    Please provide the business addresses of your directors and senior managers as required by Item 1.A A of Form 20-F.

Response: Included in the Table under Item 1.A.

Auditor, page 6

5.    Please identify the professional body in which your auditors 'have a membership as required by Item I .C of Form 20-F.

Response: Added paragraph under Item 1.C.

Key Information

Selected Financial Data, page 8

6.    Please provide the exchange rate information for the previous six months as required by Item 3.A.3(b).

Response: Refer to updated Table 2 under Item 3.A.

                                                                               2

Risk Factors, page 9

7.    Several of your Risk Factors could apply to any mining company. You should cite risks that are particularly relevant to you and your disclosure should make clear how they impact you specifically. Delete "boilerplate risks," or revise them to explain how they specifically relate to your operations. For example, in the risk factor "Not all of Our Mineral
      Properties Contain a Known Commercially Mineable Mineral Deposit," you
      discuss several reasons that affect whether a mineral deposit is commercially viable, including proximity to infrastructure and government regulations. Proximity to infrastructure would only be a risk if your properties are not close to proper infrastructure. Similarly, discuss specifically the government regulations that adversely affect your operations.

      As another example, in the risk factor entitled "Title to Assets Can Be
      Challenged or Impugned," you state that "[i]n some countries...." and "in many countries...," processes for recording claims may not ensure valid title. Revise to address how the processes in the countries in which you have property affect your operations.

      In addition, rather that stating that a factor could "adversely affect"
      your business, the subheading should indicate what the adverse effects may be, such as reduced income or revenues, higher costs or cessation of your business. State the risk directly and plainly, eliminating statements such as "no assurance can be given" and "we cannot be certain."

      Response: Refer to Item 3.D which has been updated to address the above comments.

8.    Eliminate language that mitigates the risk you present. For example, in the risk factor entitled "Not all of Our Mineral Properties Contain a
      Known Commercially Mineable Mineral. Deposit," please delete the third sentence. Please revise the first sentence to delete the clause referring to "a combination of careful evaluation, experience and knowledge...."
      Finally, please revise the second sentence to delete the clause "[w]hile the discovery of an ore body...."

      As another example, in the risk factor entitled "We Will Not be Able to
      Insure Against all Possible Risks" delete the fifth sentence in regard to the insurance you have obtained.

      As a final example, in the risk factor entitled "Title to Assets Can Be
      Challenged or Impugned" delete the first clause beginning with "[a]lthough the company has or will

                                                                               3

      receive title opinions...."

      Response: Refer to Item 3.D which has been updated to address the above comments.

Information on the Company

History and Development of the Company, page 13

9.    We note your statement that applications for additional properties in
      Vietnam and adjacent countries have been filed and are being reviewed by the government. Please state the status of the reviews, when you expect them to be completed and identify the other countries.

Response: Refer to Item 4.A, paragraph 6 for an update.

10.   We note your recent announcement that you have entered into an agreement to earn a 60% interest in the Capcapo Project in the Philippines. Please discuss the material provisions of this agreement, identify the parties to it and file it as an exhibit. Please also address the acquisition in your
      MD&A, including how you will pay for it and how the project will affect your cash flow, capital expenditures, and liquidity. Also provide trend information as required by Item 5.D.

Response: Refer to Item 4.A for the Capcapo Project discussion. Refer to Exhibit
3.10 for a copy of the relevant memorandum and supplement.

11.   We note your recent announcement that you intend to make an all equity takeover of Zedex Minerals Limited, and change your name to Olympus Gold
      Inc. Disclose the background of the proposed transaction, describe the negotiating process and explain how and by whom the amount and type of the consideration was determined. Clarify the role of any participants which are related parties or which otherwise have potential conflicts of interest. We note that Zedex Minerals Limited owns 16.39% of your stock and is an affiliate of two of your directors, Messers. Patterson and
      Seton. State whether the planned takeover was approved by a majority of the disinterested directors of Olympus.

      Discuss your future strategy in regard to the combined company and the material features of the planned takeover. Address the proposed acquisition in your MD&A,

                                                                               4

      including how it will affect your cash flow, capital expenditures and liquidity. Also provide trend information as required by Item 5.D.

Response: The equity takeover has been withdrawn as of February 13, 2007.
Consequently, no discussion on the takeover has been included. We have asked the
SEC in separate email as to whether this is adequate - response is outstanding.

Organizational Structure page 17

12.   Please provide the country of organization for each of your subsidiaries.

Response: Refer to updated organization chart under Item 4.C.

Property Description and Location, page 19

13.   You state that Minco has not yet contributed to the legal capital of PSGC.
      Please state whether, as a result, you have had to contribute its share of the legal capital and, if so, state the amount. Add a risk factor to discuss this risk, if appropriate.

Response: Refer to Item 4.D.1 (a) under paragraph 3 for additional wording. A risk factor is not required as the Company is not required to contribute Minco's portion.

14.   You state that within 12 months of the license grant of January 23, 2006, construction of a process plant must start. Please state the status of the construction of the plant, its cost to date, and expected cost to completion.

Response: Refer to updated wording under Item 4.D.1(a), paragraph 4.

15.   You state that the PSGC exploration license is in the process of being renewed. Please advise if this is the same as the mining license or investment license described earlier. If not, please describe the nature of this license, and state its term. Please state when it is expected to be renewed. Add a risk factor to discuss this risk if appropriate.

Response: An exploration license is not the same as an investment or mining license. Refer to changes under Item 4.D.1(a), paragraph 4. A risk factor with respect to licenses exists under Item 3.D.

Bong Mieu Gold Property

                                                                               5

Property Description and Location, page 27

16.   You state that the Bong Mieu exploration license is in the process of being renewed. Please advise if this is the same as the mining license or investment license described earlier. If not, please describe the nature of this license, and state its term. Please state when it is expected to be renewed. Add a risk factor to discuss this risk if appropriate.

Response: Refer to changes under Item 4.D.2(a), paragraph 8.

Operating and Financial Review and Prospects, page 33

Overview

17.   Please provide information regarding any governmental economic, fiscal, monetary or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the company's operations or investments by US shareholders. See Item 5.A.4 .

Response: Refer to new paragraph under Item 5.A - last paragraph in Item 5.A.

18.   Please update your discussion of the completion of the Ho Gan plant.

Response: Item 5.A updated - Overview section under paragraph 2 as well as under
Bong Mieu Gold Property section, paragraph 1.

Operating Results Bong Mieu Property, page 33

19.   You state that you have a refining contract with Argor. State whether this is your only customer. If so, add a risk factor discussing the risks to the company if Argon should go out of business or fail to pay for your product. Finally, file the contract as an exhibit to the registration statement

Response: Added wording under Item 5.A, end of first paragraph and added Exhibit
3.17 for the Argor contract.

Liquidity and Capital Resources, page 35

20.   Please describe all of the material terms of your loan with Macquarie
      Bank. We note, for example that it is secured by certain property and that the loan limits your

                                                                               6

      ability to incur additional debt and take certain actions without the lender's consent

Response: Refer to Item 5.B, paragraph 2.

21.   State whether there is any legal or economic restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact any such restrictions have on your ability to meet cash obligations.

Response: Refer to Item 5.B, addition to paragraph 2 and new paragraph 3.

Directors. Senior Management and Employees

Directors and Senior Management, page 37

22.   We note that you state on page 18 that subsequent to closing of the
      Vend-In Agreement, Zedex Ltd. and Ivanhoe each have the right to nominate two directors. Please state whether these companies, or their assignees, retain the right to nominate directors. Please state whether Zedex Ltd.
      and Zedex Minerals Limited are the same company, or are otherwise affiliated with each other.

Response: Refer to Item 4.D.1, under paragraph 2, last sentence updated and under Item 4.A, paragraph 5, last sentence updated.

23.   In each of your officer's and director's biographies, please name the companies that are listed on public stock exchanges.

Response: Item 6A updated.

24.   Please state whether David Seton and John Seton are related.

Response: Item 6 updated in the narrative below the table.

25.   We note that you state on page 5 that Messers. Tiedemann and Patterson spend less than 100% of their time on company business. Briefly describe their other business activities.

Response: Item 6 updated in the narrative below the table.

                                                                               7

Termination Agreements for Directors and Senior Officers, page 39

26.   Please file as exhibits the management services agreements that you have with Orangue Holdings Limited, Momentum Resources International Pty Ltd.,
      Action Management Ltd., and Mr. Dahn. Please also file as an exhibit the consulting agreement with Mr. Baylis.

Response: Done added Exhibits 3.12 - 3.16 for the management service agreements and consulting agreement.

Stock Option Plan, ,page 40

27.   Please file the stock option plan as an exhibit.

Response: Added Exhibit 3.11.

Details of Share Ownership, page 42

28.   We note your footnote at the bottom of this table. Please refer to the definition of beneficial ownership in Regulation 13d-3 of the Securities
      Exchange Act of 1934 to determine whether the shares that can be acquired upon exercise of stock options should be included in the table. Please advise.

Response: Done under Item 6.E.1 updated Table 8.

Related Party Transactions, page 44

29.   In subsection (b) identify the companies and the officers to whom you paid management fees and reimbursed expenses. Identify the expense that were reimbursed.

Response: Done under Item 7B(b).

30.   In subsection (c) identify the company to whom you paid legal fees.
      Identify the company and the officer to whom consulting fees were paid.

Response: Done under Item 7B(c).

31.   In subsections (e) and (f), please describe the material terms of the contracts with

                                                                               8

      Dragon Capital and file them as exhibits.

Response: Exhibit 3.17 added. Description of terms added under Item 7.B.(e) for
(e) and (f).

32.   Please indicate which transactions described in this section are expected to continue in the future, Also disclose whether the terms of the transactions were equivalent to terms agreed upon in similar transactions with non-affiliated parties.

Response: Done under Item 7.B. in paragraph below 7.B (g).

The Offer and Listing

Common Share Trading Information, page 45

33.   Please provide the price history of the common stock for the most recent six months and most recent full financial quarter.

Response: Done - Table 10 under Item 9A updated.

Additional Information

Share Capital, page 47

34.   Please provide the information required by item 10.A.4 in regard to outstanding warrants and options.

Response: Refer to table added under Item 10.A.

Dividends and Paying Agents. page 56

35.   We note your statement that there are no restrictions on your payment of dividends. However, we note Section 10.20 of your loan agreement with
      Macquarie Bank requires their consent to pay dividends. Please advise.

Response: Wording updated under Item 10.B paragraph 2 to refer to restriction.

Exhibits, page 58

                                                                               9

36.   Please file each of the Schedules to your Certificate of Status.

Response: Added on to existing Exhibit 1.1.

Financial Statements - December 31, 2005

Note 14- Differences from United States Generally Accepted Accounting
Principles, page F-14

37.   We note that as of December 31, 2004 and 2005, you report C$10 million as capitalized mineral property costs under both Canadian and U.S. GAAP.
      Based on your disclosure in Note 4 on page F-8, it appears that these capitalized mineral property costs relate to mining, investment and exploration licenses.

      Please expand your disclosure to provide details of these costs, including a breakdown of your capitalized cost total by license type, with a discussion of how and when you acquired them, their remaining useful lives when acquired and presently, and the nature and timing of activities associated with the licenses you have planned.

      It should also be clear when you were first able to claim probable and proven reserves on properties for which you capitalize costs under U.S.
      GAAP. Tell us how you were able to support recoverability of such costs under the SFAS 144 impairment testing that you performed for U.S. GAAP reporting purpose at each balance sheet date.

      Please make similar changes to the related disclosures in your interim financial statement Note 13 on page F-28.

Answer:

We have outlined the historical components of the mineral properties balance below:

MINERAL PROPERTIES ANALYSIS

(all amounts are expressed in Canadian dollars unless otherwise stated)

--------------------------------------------------------------------------------
1996                                   144,040   Payments with respect to Na Pai
                                                 ("NP") property, Vietnam
--------------------------------------------------------------------------------
1997 - Refer to footnote             7,662,149   1997 acquisition of 100% of
to this                                          Formwell that holds 100% of
                                                 Bong
--------------------------------------------------------------------------------

                                                                              10

--------------------------------------------------------------------------------
table for details of                             Mieu Holdings which holds 80%
acquisition                                      of BMGM Company ("Bogomin")
                                                 which includes Bong Mieu
                                                 investment license which
                                                 contains Ho Ray, Ho Gan and Nui
                                                 Kem projects and a number of
                                                 other prospects, a 365-hectare
                                                 mining permit, an exploration
                                                 license which contains one area
                                                 Tra Cot and individual
                                                 application areas for Tien Ha
                                                 and Phuoc Son. In addition,
                                                 there were applications for
                                                 permits in two areas of
                                                 northern Vietnam, Na Pai and
                                                 Fac Ta.

                                                 The Bong Mieu investment
                                                 license has a term of 25 years
                                                 and this license was granted in
                                                 March 1991. There are two
                                                 mining licenses that were
                                                 granted in July 1992 under Bong
                                                 Mieu each with a term of 25
                                                 years. The mining permit
                                                 permits the right to use land
                                                 for gold mining and has a term
                                                 of 25 years.

                                                 Refer to list of properties in
                                                 the table below.
--------------------------------------------------------------------------------
December 31, 1997 Balance            7,806,199
--------------------------------------------------------------------------------
1998 write-down                    (1,000,000)   Tien Ha property written down.
--------------------------------------------------------------------------------
December 31, 1998, 1999,             6,806,199
2000
--------------------------------------------------------------------------------
2001 write-down                      (843,283)   Relates to write-down of
                                                 properties acquired in 1997
                                                 acquisition outside of Bong
                                                 Mieu
--------------------------------------------------------------------------------
2002 write-down                      (970,261)   Relates to write-down of
                                                 properties acquired in 1997
                                                 acquisition outside of Bong
                                                 Mieu
--------------------------------------------------------------------------------
2003 write-down                      (144,040)   The Company withdrew from an
--------------------------------------------------------------------------------

                                                                              11

--------------------------------------------------------------------------------
                                                 option to earn 51% of Na Pai
                                                 Mining. Costs spent to date
                                                 relating to this property were
                                                 written off.
--------------------------------------------------------------------------------
December 31, 2003 Balance            4,848,605
--------------------------------------------------------------------------------
2004 Acquisition                     5,212,299   Acquired the remaining 42.82%
                                                 of the NVMC joint venture.
                                                 Included in this acquisition
                                                 would be a 30-year term
                                                 investment license granted
                                                 October 2003 and the amount
                                                 related entirely to the Phuoc
                                                 Son property. As detailed in
                                                 the investment license, the
                                                 purpose of the joint venture is
                                                 to extract and process gold
                                                 within the specified areas.
--------------------------------------------------------------------------------
December 31, 2004 and               10,060,904
2005
--------------------------------------------------------------------------------

1997 ACQUISITION (IN MILLIONS OF CDN DOLLARS)

      ------------------------------------------------------
           PROPERTY                                      C$
      ------------------------------------------------------
      Bong Mieu - Ho Gan                               $1.34
      Bong Mieu - Ho Ray                                1.58

      Bong Mieu - Nui Kem                               1.02
      ------------------------------------------------------
      Bong Mieu Property                               $3.94
      Tra Cot                                           0.48
      Tien Ha                                           1.24
      Phuoc Son                                         0.90
      Na Pai / Fac Ta                                   0.48
      Buildings                                         0.34
      Da Nang Office                                    0.28
      ------------------------------------------------------
      TOTAL                                            $7.66
      ------------------------------------------------------

Financial Statement Disclosure:
--------------------------------------------------------------------------------
                          December 31, 2005 & 2004             December 31, 2003
--------------------------------------------------------------------------------
Bong Mieu Property                       3,944,000                     3,944,000
--------------------------------------------------------------------------------
Phuoc Son                                6,116,904                       904,605
--------------------------------------------------------------------------------
Total                                   10,060,904                     4,848,605
--------------------------------------------------------------------------------

                                                                              12

      Under EITF 04-2, mineral rights are classified as tangible assets. Mineral rights include the rights to explore for, develop, extract, retain and produce minerals. The acquisitions of Formwell and NVMC resulted in the acquisition of exploration licenses, investment licenses and /or exploration applications with respect to the properties referred to in the above tables. These acquisitions would fall under the mineral rights definition and the mineral rights would be recognized separately from other assets. The right to extract and retain establishes whether a license falls under the scope of EITF 04-2. The investment and mining licenses for the property of Bong Mieu allow the Company to establish a joint venture for gold mining and to explore and mine for gold. The investment license for Phuoc Son details out the purpose of the joint venture which is to extract and process gold within the specified areas.

      Mineral rights such as Tien Ha and /or Na Pai were written off if the project is either abandoned or exploration results did not warrant further exploration or development. Since mineral rights are classified as tangible assets, they would be subject to an impairment assessment.

      Under SFAS 144, paragraph 8, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The following are examples of such events or changes in circumstances:

      a.    A significant decrease in the market price of a long-lived asset
      (asset group)

      b.    A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

      c.    A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

      d.    An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

      e.    A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

      f.    A current expectation that, more likely than not, a long-lived asset
      (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

      SFAS 144 Analysis:

                                                                              13

      Criteria (a) and (f) are not applicable to the Company at this point in time.

      Criteria (b) and (c): With respect to the Phuoc Son and Bong Mieu gold mineral rights, there has been no adverse change in the planned activities for these properties nor has there been any adverse changes in the business climate. As detailed in the Form 20-F, the exploration and development activities are ongoing at both of these properties as well as production at one operating mine.

      Criteria (d): With respect to the Bong Mieu Central (Hogan) mine, we did incur costs in excess of original expected amounts for deferred exploration and development. Consequently, on a quarterly basis, we are performing recoverability reviews and updating the estimates of the future cash flows from Hogan and comparing those estimated cash flows to the
      Hogan capitalized costs that would include capital assets, mineral property and deferred development and exploration costs. The future cash flows are based on gold ounces to be extracted and processed beyond the proven and probable reserves under Canadian standards. As at September 30,
      2006, based on management's best estimates, Hogan passed the recoverability test. However, we are updating this assessment on a quarterly basis and with new information the results of this review could change. Based upon an evaluation of the operating results of the Bong Mieu
      Central (Hogan) plant since the commencement of commercial production, management has determined during the fourth quarter of 2006 that the carrying amount of the long-lived assets related to the Bong Mieu Central
      (Hogan) mine was not fully recoverable. Consequently, the Company is in the process of determining the amount of the impairment of these assets.
      The amount of the impairment charge is likely to be material and will be recorded in the three-month period ended December 31, 2006. We have disclosed this in the subsequent event note to the September 30, 2006 financial statements.

      With respect to (e), the Bong Mieu Central (Hogan) mine has just moved into production stage under Canadian GAAP in fourth quarter 2007 and in third quarter 2007 under US GAAP. All the other projects within the Bong
      Mieu and Phuoc Son properties are in either development or exploration stage. A history of operating losses in of themselves would not be an indicator of it being more-likely-than-not that the carrying amounts would not be recoverable since the losses are expected as part of the exploration, development, pre-operating and initial production ramp-up periods.

      Under US GAAP, proven and probable reserves must be supportable under

                                                                              14

      Industry Guide 7. We do not have proven and probable reserves under
      Industry Guide 7. Under Canadian standards, we can support proven and probable reserves with a pre-feasibility study which in this case would be the November 2004 study for the Bong Mieu Central (Hogan) mine. However, under Industry Guide 7, typically a feasibility study is required support proven and probable reserves claim. We have disclosed this accounting difference between Canadian and US GAAP under Note 14 to the December 31,
      2005 financial statements. This GAAP difference does not impact the acquired mineral rights but does result in the expensing of all deferred development and exploration costs under US GAAP. Under Cdn and US GAAP, the amortization of the mineral properties using units-of-production method is based on the Canadian proven and probable reserves.

      Financial Statements - June 30, 2006

      Note 14 - Subsequent Events, page F-29

38.   We note that you issued press releases on November 23, 2006 announcing your agreement to earn a 60% interest in the Capcapo Project in the
      Philippines, and on November 24, 2006 announcing your intent to acquire
      Zedex Minerals Limited. Please add discussions of these transactions to your note disclosure.

      Additionally, please provide your analysis of significance under Rule 3-05 of Regulation S-X in determining whether pro forma financial information and separate financial statements are required for your planned business acquisition of Zedex Minerals Limited, pursuant to Instruction 1 to Item 8 of Form 20-F. You may refer to FRC 506.02.c.ii for clarification of requirements pertaining to probable business acquisitions.

      Response:

      Capcapo added as a subsequent event note in the June 30, 2006 and
      September 30, 2006 financial statements. Refer to updated note 14 to the financial statements.

      The Zedex takeover disclosure and analysis of significance under Rule 3-05 are no longer applicable as the takeover was withdrawn February 13, 2007.

Engineering Comments

Key Information, page 6

                                                                              15

Risk Factors, page 9

39.   Given the status of your properties, it would be appropriate to include risk factors that address the risks associated with reserve estimates that are based only on a pre-feasibility study. Please address the risks associated with the following points:

            o     The limited amount of drilling completed to date.

            o     The process testing limited to small pilot plants and bench scale testing.

            o     The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.

            o     The preliminary nature of the mine and processing concepts.

            o     The resulting preliminary cost estimates.

            o     Metallurgical recoveries.

            o     The history of pre-feasibility studies typically
                  underestimating capital and operating costs,

Response: Refer to additional risks added under Item 3.D.

Information on the Company, pale 13

Property, Plant and Equipment page 17

General

40.   Please expand your disclosure to include a brief description of your active open pit and underground mining operations. Describe the major equipment utilized, general manpower requirements, mine development activities, and maintenance or support activities. Please disclose the production history covering the last three years for each of these mining operations, where applicable.

Response: Refer to Item 4.D paragraphs 2 and 3 for additional information.

41.   We note that along with the estimates of resources and reserves disclosed for the Phuoc Son and Bong Mien properties on pages 25 and 31 you state a specific

                                                                              16

      cutoff grade utilized in determining the resources and reserves. Please provide a discussion of the parameters used to develop this economic cutoff grade estimate in a narrative adjacent to the resource and reserve tables. These parameters should include estimated mining, processing, and
      G & A costs, metallurgical recoveries and 3-year historical commodity prices.

Response: Refer to footnote below Table 1 for Bong Mieu for discussion of the cutoff parameters.

Phuoc Son Gold Property, page 18

Property Description and Location, page 19

42.   Figure 2 illustrates the Phuoc Son property, the Dak Sa Project area and discloses two underground mines, the Bai Dat and the Bai Go underground mines. Please clarify within the text that these properties correspond to the South and North underground deposits, if true; and that the proposed underground operations will be adjacent to or an extension of these existing mining operations, provided this is your intent.

Response: Refer to the changes - Item 4.D.1, paragraph 3; Item 4.D.1(a), paragraph 2; Item 4.D.1(d) extra reference added.

In addition to responding to the Comment Letter, the Amendment also has been amended to update information from November 15, 2006 to March 28, 2007. We have inserted a paragraph under Item 8B to describe and quantify any new material US and Canadian accounting standard differences. Based on a January 24, 2007 telephone discussion with Lily Dang at the SEC who concurred that since we do not prepare nor do we publicly disclose US GAAP reconciliations other than for the purposes of this filing, we can disclose significant changes and are not required to do a US GAAP reconciliation note to our September 30, 2006 interim unaudited consolidated financial statements. We have kept the June 30, 2006 interim unaudited consolidated financial statements and notes including the US
GAAP reconciliation as a supplementary exhibit. We have updated the Form 20F to include September 30, 2006 financial information as well as for any other information that has been publicly released up to the date of this letter.

The Company acknowledges that:

      1.    It is responsible for the adequacy and accuracy of the disclosure in this filing;

                                                                              17

      2.    Staff comments or changes to disclosure in response to the SEC's staff comments do not foreclose the SEC from taking any action with respect to this filing;

      3.    It may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please call if you have any questions.

Please acknowledge receipt by faxing confirmation of receipt to (416)572-4202.

Sincerely,

"signed"

Peter Tiedemann
Chief Financial Officer

encls.

                                                                              18